UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of June 2021

Commission File Number: 001-36450

JD.com, Inc.

20th Floor, Building A, No. 18 Kechuang 11 Street

Yizhuang Economic and Technological Development Zone

Daxing District, Beijing 101111

The People’s Republic of China

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

EXPLANATORY NOTE

On June 23, 2021, JD.com, Inc. (the “Company”) announced that each of the following proposed resolutions submitted for shareholder approval has been duly adopted at its annual general meeting of shareholders held in Beijing on June 23, 2021 (the “AGM”):

1.    as a special resolution, subject to the dual foreign name “京东集团股份有限公司” being entered in the Register of Companies by the Registrar of Companies in the Cayman Islands, the Chinese name “京东集团股份有限公司” be adopted as the dual foreign name of the Company; and

2.    as a special resolution, the Company’s Amended and Restated Memorandum of Association and Articles of Association be amended and restated by their deletion in their entirety and by the substitution in their place of the Second Amended and Restated Memorandum of Association and Articles of Association.

The Company hereby submits this current report on Form 6-K to furnish, among others, (i) the voting results of the AGM as set forth in Exhibit 99.1 hereto and (ii) the Second Amended and Restated Memorandum of Association and Articles of Association of the Company as set forth in Exhibit 3.1 hereto. For more details, please refer to exhibits to this current report on Form 6-K.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

JD.COM, INC.

By	:	/s/ Sandy Ran Xu
Name	:	Sandy Ran Xu
Title	:	Chief Financial Officer

Date: June 23, 2021

Exhibit Index

3.1	Second Amended and Restated Memorandum of Association and Articles of Association of JD.com, Inc.

99.1	Voting Results of 2021 Annual General Meeting of JD.com, Inc.

99.2	Press Release –– JD Announces Results of Annual General Meeting

99.3	Announcement with the Stock Exchange of Hong Kong Limited –– Results of Annual General Meeting of Shareholders